MARK F. RADOM

60 East 42nd Street, Suite 1812
New York, NY 10165
TEL 973 438 2864 FAX 404 759 2161
mfradom@gmail.com

RECEIVED
2008 JAN -9 A 10:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 15, 2007

[redacted]

08000120

BY POST
Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: WheelTug plc
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Dear Ladies and Gentleman:

I am acting as United States counsel to WheelTug plc (the *"Company"*), which has been granted an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the *"Exchange Act"*) pursuant to Rule 12g3-2(b) of the Exchange Act. The relevant file number is 82-35108. In furtherance of such exemption, I hereby enclose, on behalf of the Company a press release entitled "WheelTug launches 737NG development and certification work.

If you have any questions with regard to this information, please contact me at 973 438 2864 or mfradom@gmail.com.

Yours faithfully,

Mark Radom

PROCESSED
JAN 11 2008
THOMSON FINANCIAL

RECEIVED
2008 JAN -9 A 10:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WheelTug launches 737NG development and certification work

North Plains, OR, 11 December 2007 - WheelTug Limited is pleased to announce that Daniel Barbalata has joined as the WheelTug Program Manager for the Boeing 737NG family of aircraft.

The proprietary WheelTug technology is designed to allow airplanes to taxi without using their main engines, saving expensive jet fuel, maintenance costs, and reducing harmful emissions. The technology consists of special high-torque AC electric motors in the nosewheel hub that can drive the aircraft without the need for external tugs.

Mr. Barbalata, who has extensive and relevant experience in aerospace program development at both Hispano-Suiza, and Bombardier Aerospace, will be responsible for managing the complete WheelTug 737NG development and certification program. The program has now been formally launched.

"We are very pleased to have Daniel on board," said Isaiah Cox, WheelTug's CEO. "He has an extremely solid grasp of what needs to be done to bring WheelTug to market. The program is in excellent hands."

Daniel Barbalata added, "WheelTug is one of the most exciting new developments in the aerospace industry. The system will not only improve the fuel efficiency per trip and cut down maintenance costs, but it will also revolutionize airport ground operations, making them leaner, safer, greener and more cost effective. I am very proud to be part of the WheelTug development team."

In September, WheelTug added Newport Aeronautical Development, Inc. to its certification team, which also includes Gilbert Thompson. WheelTug continues to seek exceptional candidates for the engineering team.

WheelTug and Delta Air Lines entered into an agreement in the spring of 2007 in which the airline will assist WheelTug in developing the system and be the launch customer for the 737NG WheelTug worldwide, with the right to acquire WheelTugs for its own 737NG fleet. The agreement also gives Delta the right of first refusal to provide installation and maintenance services on WheelTug systems in the United States for itself and for other airlines that desire such services. Delta has also taken an option to buy up to 600,000 shares of WheelTug plc at an average price of $36 per share.

Among the potential benefits of the WheelTug system are reduced fuel consumption, noise and emissions, shorter aircraft turnaround times between flights and a reduction in flight delays. The congested nature of many international airports also means that eliminating the frequent use of tugs to haul aircraft could also make a positive impact on airside safety.

About WheelTug

WheelTug Limited is a 100% owned subsidiary of WheelTug plc, which is in turn a majority-owned subsidiary of Chorus Motors plc (PINKSHEETS: CHOMF). Chorus has developed the proprietary Chorus? Star and Chorus? Meshcon? electric motor technologies, which offer substantial performance improvements over comparable motor and drive systems. The Chorus systems produce high torque at start-up speeds and are ideal for traction applications besides aircraft, including automobiles, trucks, locomotives, and ships. WheelTug? and Chorus? are registered trademarks of Borealis Technical Limited. Please visit WheelTug's website at http://www.wheeltug.com and read the forward-looking statement at http://www.wheeltug.com/fls.shtml.

For further information please contact:

Chris Bourne
+44 (0)20 7993 4293

Copyright © 2007 Wheeltug plc, All rights reserved.
Wheeltug and Chorus are Registered Trade Marks of
Borealis Technical Limited
Forward Looking Statement/Legal Disclaimer

END